Exhibit 99.1

Contacts:	Fred Adams, Jr., Chairman and CEO
Timothy A. Dawson, Vice President and CFO
(601) 948-6813

CAL-MAINE FOODS REPORTS FIRST QUARTER FISCAL 2009 RESULTS

JACKSON, Miss. (September 29, 2008) — Cal-Maine Foods, Inc. (NASDAQ: CALM) today announced results for its first quarter of fiscal 2009 ended August 30, 2008.

For the first quarter of fiscal 2009, net sales were $206.9 million, compared with net sales of $178.6 million for the first quarter of fiscal 2008. The Company reported net income of $11.1 million, or $0.47 per basic and diluted share, for the first quarter of fiscal 2009 compared with net income of $18.0 million, or $0.76 per basic and diluted share, for the year-earlier period.

Fred Adams, Jr., chairman and chief executive officer of Cal-Maine Foods, Inc., stated, ““Egg prices and total dozens sold were both up for the first quarter of fiscal 2009 compared with the same period last year.  Demand for eggs was strong in both the retail and food service markets. However, our feed costs were dramatically higher and reduced the Company’s earnings for the quarter compared with a year ago.   Corn and soybean meal prices peaked in July, but have dropped substantially in the last few weeks.  While estimates for the final crop yields vary widely, it is expected that feed prices will remain volatile and high for the year ahead.  USDA statistics indicate that egg supply will remain flat for the next few months.  All of Cal-Maine’s operations continue to run smoothly.”

For the first quarter of fiscal 2009, Cal-Maine will pay a cash dividend of approximately $.157 per share to holders of its common stock. A cash dividend of approximately $.149 per share will be paid to holders of its Class A common stock, which represents 95 percent of the amount paid to holders of common stock. The amount paid could vary slightly based on the amount of outstanding shares on the record date. The dividend is payable November 13, 2008, to shareholders of record on October 29, 2008.

Cal-Maine Foods, Inc. is primarily engaged in the production, grading, packing and sale of fresh shell eggs. The Company, which is headquartered in Jackson, Mississippi, currently is the largest producer and distributor of fresh shell eggs in the United States and sells the majority of its shell eggs in approximately 29 states across the southwestern, southeastern, mid-western and mid-Atlantic regions of the United States.

Statements contained in this press release that are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties (contained in the Company’s SEC filings) that could cause actual results to differ materially from those projected. SEC filings may be obtained from the SEC or by contacting the Company.

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CAL-MAINE FOODS, INC.	POST OFFICE BOX 2960 ▪	JACKSON, MISSISSIPPI 39207
	PHONE 601-948-6813	FAX 601-969-0905

CALM Reports First Quarter Fiscal 2009 Results

September 29, 2008

CAL-MAINE FOODS, INC. AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS
(Unaudited)
(In thousands, except per share amounts)

	13 Weeks Ended
	August 30,	September 1,
	2008	2007
Net sales	$206,888	$178,598
Gross profit	40,647	45,580
Operating income	17,981	26,932
Income before income taxes	17,389	27,223

Net income	$11,147	$17,966

Net income per common share:
Basic	$0.47	$0.76
Diluted	$0.47	$0.76

Weighted average shares outstanding:
Basic	23,730	23,599
Diluted	23,769	23,724

SUMMARY BALANCE SHEET
(Unaudited)
(In thousands)

	August 30,	May 31,
ASSETS	2008	2008
Cash and short-term investments	$76,431	$94,858
Receivables	54,081	47,930
Inventories	87,385	76,766
Other	4,334	4,711
Current assets	222,231	224,265

Property, plant and equipment (net)	218,141	206,493
Other assets	78,569	70,478
Total assets	$518,941	$501,236

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued expenses	$62,745	$67,952
Other current liabilities	10,988	10,358
Current maturities of long-term debt	12,928	11,470
Deferred income taxes	16,645	12,935
Current liabilities	103,306	102,715

Deferred income taxes and other liabilities	28,293	37,161
Long-term debt, less current maturities	101,972	85,680
Shareholders' equity	285,370	275,680
Total liabilities and shareholders' equity	$518,941	$501,236

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CAL-MAINE FOODS, INC.	POST OFFICE BOX 2960 ▪	JACKSON, MISSISSIPPI 39207
	PHONE 601-948-6813	FAX 601-969-0905